Dreyfus Premier Emerging Markets Fund

SEMIANNUAL REPORT November 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Emerging Markets Fund, covering the six-month period from June 1, 2004, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

The global equity markets remained within a relatively narrow trading range during the reporting period due to uncertainties related to the potential impact of higher commodity prices, persistent geopolitical tension, a weaker U.S. dollar and the sustainability of China's tremendous economic expansion. Yet, these factors also have produced what we believe may be attractive valuations among individual stocks in both developed and developing markets, suggesting that improvements in global economic conditions could lead to higher stock prices.

Of course, the specific international investments that may be right for you depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the most suitable investments that will satisfy your need for global diversification most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Dreyfus Premier Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended November 30, 2004, the fund produced total returns of 20.81% for its Class A shares, 20.29% for Class B shares, 20.31% for Class C shares, 21.00% for Class R shares and 20.49% for Class T shares.[1] This compares with a 20.88% total return provided by the Morgan Stanley Capital International Emerging Markets Free Index (MSCI EMF Index), the fund's benchmark, for the same period.[2]

We attribute the fund and market's overall performance to an improving global economy, which fueled stock market rallies in many of the world's emerging markets. As local economic conditions improved, domestic demand for a variety of goods and services strengthened, supporting stock prices of companies serving consumers. As a result, the fund's returns were roughly in line with the MSCI EMF Index.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in emerging market countries. "Emerging market" countries generally consist of all countries represented in the MSCI EMF Index. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any single emerging market country.

In selecting stocks, the portfolio manager identifies potential investments through extensive quantitative and fundamental research using a value-oriented, research-driven approach. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional measures; *business health,* or a company's overall efficiency and profitability as measured by its return on assets and return on equity; and *business momentum,* or the presence of a catalyst that will potentially trigger an increase in the stock's price in the near- or midterm.

What other factors influenced the fund's performance?

The emerging markets produced generally robust returns over the reporting period. Several factors contributed to that strength, including vigorous U.S. demand for local exports, industrial development in China and India, rising oil prices, improved corporate earnings and stronger demand for commodities.

The fund received particularly strong contributions to its performance from holdings in South Korea, India and South Africa. In South Korea, the fund's investment in Korea Electric Power Corporation (KEPCO), an electric utility, produced the most significant contribution to the fund's performance for the reporting period. In addition, iron and steel manufacturer POSCO fared well due to strong demand from China for raw materials used in industrial production. In India, a country we have emphasized for some time now, the fund scored successes with a number of stocks, most notably telecommunications services provider Mahanagar Telephone Nigam.

The fund also received strong contributions from South African financial stocks, which rallied on investors' expectations of rising lending activity and merger speculation. For example, Nedcor, a large retail banking firm that recently announced a restructuring program to improve cost management, advanced during the period. Old Mutual also rallied with South African financial stocks. Energy stocks in a variety of markets also helped drive the fund's performance. As oil prices surged, holdings such as Brazil's Petroleo Brasileiro and South Africa's Sasol gained value.

On the other hand, returns from certain Taiwan technology stocks hindered the fund's performance when such stocks suffered a broad sell-off in late September and early October. In addition, the fund's small position in Yukos, the Russian oil firm, proved disappointing due

to the Kremlin's high-profile investigation of possible tax evasion. Government officials have theoretically nationalized the oil giant's key assets. Less exposure to Russia and Yukos reduced the portfolio's capital loss relative to the MSCI EMF Index. Finally, the fund did not own a top performing MSCI EMF Index holding in the Mexican telecommunications sector due to its high valuation. This lack of exposure hurt the fund's relative performance when the company gained value during the reporting period.

What is the fund's current strategy?

As of the end of the reporting period, fear of softer demand for the world's commodities caused metals prices to retreat from recent record levels. After having trimmed the fund's mining exposure in expectation of a possible correction, we took advantage of the price drop to purchase pure play metal companies. We also sold the fund's position in Russian oil firm Yukos, and have reduced exposure to energy-related holdings in Thailand and Poland. Conversely, due to persistent price weakness and expectations of stronger flat screen television and notebook computer sales, we recently added to the fund's technology companies in Taiwan and South Korea. We also initiated positions in certain Chinese car manufacturers, which declined after the People's Bank of China hiked interest rates.

December 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets Free (MSCI EMF) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 10.35	$ 15.13	$ 14.64	$ 8.37	$ 13.04
Ending value (after expenses)	$1,208.10	$1,202.90	$1,203.10	$1,210.00	$1,204.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.45	$ 13.82	$ 13.36	$ 7.64	$ 11.91
Ending value (after expenses)	$1,015.69	$1,011.33	$1,011.78	$1,017.50	$1,013.24

† *Expenses are equal to the fund's annualized expense ratio of 1.87% for Class A, 2.74% for Class B, 2.65% for Class C, 1.51% for Class R and 2.36% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004 (Unaudited)

Common Stocks–92.6%	Shares	Value ($)
Brazil–5.7%		
Banco Itau, ADR	113,050	7,287,203
Brasil Telecom Participacoes, ADR	155,700	5,806,053
Companhia de Bebidas das Americas, ADR	72,130	1,858,069
Companhia de Saneamento Basico do Estado de Sao Paulo	115,474	6,197,398
Companhia de Saneamento Basico do Estado de Sao Paulo, ADR	176,000	2,384,800
Empresa Brasileira de Aeronautica, ADR	318,730	8,914,878
Petroleo Brasileiro, ADR	570,119	21,755,741
Telecomunicacoes Brasileiras, ADR	154,920	4,769,987
Telecomunicacoes Brasileiras, ADR (Rights)	4	7
Tim Participacoes, ADR	211,097	3,219,229
		62,193,365
Chile–.3%		
Banco Santander Chile, ADR	101,800	**3,028,550**
China–1.6%		
China Telecom, Cl. H	11,072,800	4,094,549
Huadian Power International, Cl. H	21,338,300	7,341,662
Qingling Motors, Cl. H	15,364,000	2,134,218
Sinopec Yizheng Chemical Fibre, Cl. H	18,577,400	4,062,044
		17,632,473
Croatia–.5%		
Pliva, GDR	394,800 [a]	**5,217,953**
Egypt–.8%		
Commercial International Bank, GDR	853,200 [a]	5,161,860
Suez Cement, GDR	345,931 [a]	3,597,683
		8,759,543
Hong Kong–4.3%		
Beijing Enterprises	834,000	1,008,335
Brilliance China Automotive	8,654,000	1,736,410
China Mobile (Hong Kong)	7,805,400	25,600,363
China Resources Enterprise	5,427,400	7,958,064
Denway Motors	4,951,800	1,767,408
Shanghai Industrial	3,898,500	7,972,700
Texwinca	511,500	470,395
		46,513,675

Common Stocks (continued)	Shares	Value ($)
Hungary–2.2%		
Gedeon Richter	70,041	8,629,243
MOL Magyar Olaj-es Gazipari	80,651	5,437,735
Magyar Tavkozlesi	2,437,833	10,363,645
		24,430,623
India–11.4%		
Bharat Petroleum	858,222	7,507,944
Dr. Reddy's Laboratories	83,582	1,477,648
Dr. Reddy's Laboratories, ADR	444,500	7,872,095
Gail India	455,840	2,167,852
Gail India, GDR	276,400 a	8,070,880
Hindalco Industries	182,327	5,355,087
Hindalco Industries, GDR	220,900 a	6,461,325
Hindustan Lever	2,742,630	8,857,491
Hindustan Petroleum	1,120,341	8,514,373
ICICI Bank	1,072,195	8,126,785
ICICI Bank, ADR	139,900	2,592,347
ITC	291,446	8,415,913
Mahanagar Telephone Nigam	3,685,150	13,430,606
Mahanagar Telephone Nigam, ADR	181,521	1,588,309
NIIT	73,463	253,121
NIIT Technologies	110,195	388,778
Oil and Natural Gas	247,002	4,424,357
Reliance Industries	1,472,319	17,043,473
State Bank of India	248,500	2,959,663
State Bank of India, GDR	245,900 a	7,844,210
		123,352,257
Indonesia–2.4%		
PT Astra Agro Lestari	3,712,000	1,356,845
PT Bank Mandiri	20,633,000	4,170,938
PT Gudang Garam	4,456,900	6,590,564
PT Indofood Sukses Makmur	67,758,000	5,628,987
PT Telekomunikasi Indonesia	15,514,000	8,592,158
		26,339,492

Common Stocks (continued)	Shares	Value ($)
Israel–.9%		
Bank Hapoalim	1,967,693	5,744,365
Supersol	1,306,791 b	3,066,347
Taro Pharmaceutical Industries	33,000 b	978,120
		9,788,832
Malaysia–3.4%		
Gamuda	6,261,500	8,733,145
Genting	1,892,700	9,214,460
Kuala Lumpur Kepong	1,529,000	2,776,342
Malaysia International Shipping	164,000	634,421
Proton Holdings	912,000	2,184,000
Resorts World	991,700	2,518,396
Sime Darby	7,059,000	11,238,671
		37,299,435
Mexico–6.9%		
Cemex	783,298	5,045,443
Coca-Cola Femsa, ADR	727,900	15,882,778
Consorcio ARA	216,000 b	635,124
Controladora Comercial Mexicana	6,136,500	6,868,075
Desc, Ser. B	13,464,500 b	3,641,644
Grupo Continental	2,998,450	4,908,495
Kimberly-Clark de Mexico, Cl. A	3,912,000	13,051,601
Telefonos de Mexico, ADR	719,070	25,174,641
		75,207,801
Philippines–.8%		
ABS-CBN Broadcasting	4,130,600	1,360,201
Bank of the Philippine Islands	4,462,068	4,050,649
Manila Electric, Cl. B	5,810,464 b	2,559,790
SM Prime Holdings	4,486,000	598,879
		8,569,519
Poland–1.9%		
Bank Przemyslowo-Handlowy	29,108	4,155,911
KGHM Polska Miedz	331,130 b	3,361,939
Powszechna Kasa Oszczednosci Bank Polski	190,000	1,507,075

Common Stocks (continued)	Shares	Value ($)
Poland (continued)		
Telekomunikacja Polska	2,087,223	11,357,280
		20,382,205
Russia−1.6%		
LUKOIL, ADR	136,650	**17,044,088**
South Africa−14.5%		
Alexander Forbes	395,000	726,977
Anglo American	642,246	15,587,933
Aveng	3,047,956	6,160,082
Bidvest Group	767,266	9,832,006
Illovo Sugar	2,196,979	3,060,912
Impala Platinum Holdings	92,000	7,851,925
Imperial Holdings	151,611 b	2,659,934
Metoz Holdings	13,082,293	4,612,938
Nampak	4,957,101	12,747,026
Nedcor	2,077,481	27,157,549
Old Mutual	5,812,234	14,578,936
Sanlam	2,868,011	5,954,263
Sappi	1,042,129	14,110,374
Sasol	688,502	13,986,048
Shoprite Holdings	2,022,629	4,679,273
Steinhoff International Holdings	4,451,100	9,110,752
Tongaat-Hulett Group	477,956	4,110,530
		156,927,458
South Korea−18.4%		
CJ	105,030	6,961,931
Hyundai Department Store	140,250	4,474,356
Hyundai Development	257,980	4,219,702
Hyundai Motor	192,570	9,476,979
INI Steel	200,470	2,638,518
Industrial Bank of Korea	647,000	4,751,454
KT, ADR	782,050	16,931,383
Kangwon Land	793,011	10,512,974
Kia Motors	530,120	5,050,929
Kookmin Bank	285,640 b	10,869,848

Common Stocks (continued)	Shares	Value ($)
South Korea (continued)		
Kookmin Bank, ADR	136,334 [b]	5,107,072
Korea Electric Power	1,195,720	29,878,745
Korea Fine Chemical	43,156	417,772
LG Chem	111,020	4,605,980
LG Electronics	79,090	4,774,818
LG Household & Health Care	142,790	3,690,614
POSCO	53,370	9,951,202
POSCO, ADR	94,990	4,487,328
SK Telecom	25,200	4,758,798
SK Telecom, ADR	285,600	6,428,856
Samsung	98,500	1,437,339
Samsung Electro-Mechanics	446,510 [b]	11,625,868
Samsung Electronics	44,100	18,275,107
Samsung Fire & Marine Insurance	164,450	12,312,184
Samsung SDI	62,820	6,440,772
		200,080,529
Taiwan−11.8%		
Accton Technology	4,310,260 [b]	1,753,009
Advanced Semiconductor Engineering	2,567,000 [b]	1,904,728
Asustek Computer	3,198,862	7,398,796
Asustek Computer, GDR	3,261,500 [a]	7,664,525
Benq	4,918,000	5,114,964
China Motor	4,570,000	5,065,166
Chunghwa Telecom, ADR	177,200	3,694,620
Compal Electronics	2,220,560	2,130,248
Compal Electronics, GDR	2,856,368 [a]	13,224,984
Delta Electronics	3,776,100	5,861,689
Elan Microelectronics	2,954,544	1,614,405
First Financial	8,750,000 [b]	7,226,017
Nien Hsing Textile	3,954,000	3,817,740
Quanta Computer	6,644,299	10,829,733
Quanta Computer, GDR	55,021 [a]	453,923
SinoPac Financial Holdings	20,341,103	11,304,121
Taiwan Cellular	3,835,429	4,108,112

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
United Microelectronics	22,400,564 [b]	14,048,165
United Microelectronics, ADR	4,098,313 [b]	14,344,096
Yageo	19,504,200 [b]	6,660,857
		128,219,898
Thailand−2.6%		
C.P. 7-Eleven	707,000	892,382
Charoen Pokphand Foods	27,340,000	2,455,502
Delta Electronics	2,889,000	1,224,059
Kasikornbank	5,059,500 [b]	7,380,978
Krung Thai Bank	27,465,700	6,097,295
Siam Commercial Bank	5,915,900	7,579,676
Siam Makro	1,801,800	2,331,392
		27,961,284
Turkey−.6%		
Tupras-Turkiye Petrol Rafinerileri	640,705,200	**6,489,854**
Total Common Stocks		
(cost $735,204,533)		**1,005,438,834**

Preferred Stocks−3.4%		
Brazil:		
Banco Bradesco	83,560	5,468,265
Companhia de Tecidos Norte de Minas	62,399	6,008,217
Companhia Energetica de Minas Gerais	289,131	6,712,724
Companhia Paranaense de Energia-Copel	1,094,657	5,038,641
Duratex	94,038	4,148,718
Telecomunicacoes de Sao Paulo	182,062	3,253,028
Telemar Norte Leste	161,400	3,771,538
Telemig Celular Participacoes	1,533,695	2,215,964
Total Preferred Stocks		
(cost $22,781,835)		**36,617,095**

Short-Term Investments−2.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.81%, 12/2/2004	8,107,000	8,106,595
1.83%, 12/9/2004	17,007,000	16,999,857
1.88%, 12/16/2004	3,002,000	2,999,568
1.95%, 12/23/2004	800,000	799,024
Total Short-Term Investments (cost $28,905,365)		**28,905,044**
Total Investments (cost $786,891,733)	**98.6%**	**1,070,960,973**
Cash and Receivables (Net)	**1.4%**	**15,061,761**
Net Assets	**100.0%**	**1,086,022,734**

^a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At November 30, 2004, these securities amounted to $57,697,343 or 5.3% of net assets.*

^b *Non-income producing.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Telecommunications	12.5	Multi-Industry	3.4
Banking	9.0	Food & Household Products	2.8
Electronic Components	8.1	Capital Goods	2.7
Utilities	6.0	Building Materials	2.6
Energy	5.1	Miscellaneous Materials	2.6
Financial Services	4.8	Short-Term/Money Market Investments	2.6
Beverages & Tobacco	4.3	Insurance	2.5
Energy Equipment & Services	4.0	Automobiles	2.3
Healthcare	4.0	Other	15.6
Metals	3.7		**98.6**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	786,891,733	1,070,960,973
Cash		3,308,286
Cash denominated in foreign currencies	10,204,378	10,467,719
Receivable for investment securities sold		10,449,092
Dividends receivable		1,665,558
Receivable for shares of Common Stock subscribed		1,246,272
Unrealized appreciation on forward currency exchange contracts–Note 4		391
Prepaid expenses		47,637
		1,098,145,928
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,330,599
Payable for investment securities purchased		9,000,577
Payable for shares of Common Stock redeemed		861,632
Unrealized depreciation on forward currency exchange contracts–Note 4		17,428
Accrued expenses		912,958
		12,123,194
Net Assets ($)		**1,086,022,734**
Composition of Net Assets ($):		
Paid-in capital		715,428,365
Accumulated undistributed investment income–net		5,520,953
Accumulated net realized gain (loss) on investments		80,747,379
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		284,326,037
Net Assets ($)		**1,086,022,734**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,049,845,416	3,916,399	8,477,810	23,711,966	71,143
Shares Outstanding	51,817,225	195,999	423,539	1,165,792	3,549
Net Asset Value Per Share ($)	**20.26**	**19.98**	**20.02**	**20.34**	**20.05**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,243,191 foreign taxes withheld at source)	10,938,327
Interest	130,837
Total Income	**11,069,164**
Expenses:	
Management fee–Note 3(a)	5,898,948
Shareholder servicing costs–Note 3(c)	1,856,881
Custodian fees	833,003
Prospectus and shareholders' reports	55,608
Directors' fees and expenses–Note 3(d)	52,082
Registration fees	44,420
Distribution fees–Note 3(b)	43,434
Professional fees	31,292
Loan commitment fees–Note 2	5,021
Interest expense–Note 2	2,452
Miscellaneous	45,834
Total Expenses	**8,868,975**
Investment Income–Net	**2,200,189**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	47,990,866
Net realized gain (loss) on forward currency exchange contracts	(878,192)
Net Realized Gain (Loss)	**47,112,674**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	136,001,250
Net Realized and Unrealized Gain (Loss) on Investments	**183,113,924**
Net Increase in Net Assets Resulting from Operations	**185,314,113**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31, 2004
Operations ($):		
Investment income–net	2,200,189	8,043,809
Net realized gain (loss) on investments	47,112,674	83,605,684
Net unrealized appreciation (depreciation) on investments	136,001,250	134,714,570
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**185,314,113**	**226,364,063**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	–	(5,523,574)
Class B shares	–	(13,831)
Class C shares	–	(39,237)
Class R shares	–	(76,407)
Class T shares	–	(431)
Total Dividends	**–**	**(5,653,480)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	109,082,746	447,410,509
Class B shares	199,886	2,548,916
Class C shares	1,174,106	9,392,044
Class R shares	13,360,809	4,531,624
Class T shares	–	82,623
Dividends reinvested:		
Class A shares	–	4,537,239
Class B shares	–	12,327
Class C shares	–	18,427
Class R shares	–	29,186
Class T shares	–	431
Cost of shares redeemed:		
Class A shares	(145,440,516)	(303,948,757)
Class B shares	(179,204)	(543,066)
Class C shares	(3,046,035)	(4,244,226)
Class R shares	(796,044)	(1,231,172)
Class T shares	(18,559)	(23,917)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**(25,662,811)**	**158,572,188**
Total Increase (Decrease) in Net Assets	**159,651,302**	**379,282,771**
Net Assets ($):		
Beginning of Period	926,371,432	547,088,661
End of Period	**1,086,022,734**	**926,371,432**
Undistributed investment income–net	5,520,953	3,320,764

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31, 2004
Capital Share Transactions:		
Class A [a]		
Shares sold	6,120,437	28,790,070
Shares issued for dividends reinvested	–	270,718
Shares redeemed	(8,336,680)	(19,266,068)
Net Increase (Decrease) in Shares Outstanding	**(2,216,243)**	**9,794,720**
Class B [a]		
Shares sold	10,746	183,551
Shares issued for dividends reinvested	–	741
Shares redeemed	(10,232)	(32,770)
Net Increase (Decrease) in Shares Outstanding	**514**	**151,522**
Class C		
Shares sold	67,725	661,277
Shares issued for dividends reinvested	–	1,105
Shares redeemed	(182,132)	(265,760)
Net Increase (Decrease) in Shares Outstanding	**(114,407)**	**396,622**
Class R		
Shares sold	733,976	326,318
Shares issued for dividends reinvested	–	1,740
Shares redeemed	(46,395)	(73,641)
Net Increase (Decrease) in Shares Outstanding	**687,581**	**254,417**
Class T		
Shares sold	–	5,652
Shares issued for dividends reinvested	–	26
Shares redeemed	(1,080)	(1,449)
Net Increase (Decrease) in Shares Outstanding	**(1,080)**	**4,229**

[a] *During the period ended November 30, 2004, 188 Class B shares representing $3,159 were automatically converted to 186 Class A shares and during the period ended May 31, 2004, 639 Class B shares representing $11,198 were automatically converted to 634 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,				
		2004	2003[a]	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	16.77	12.25	13.07	11.65	13.61	12.55
Investment Operations:						
Investment income−net[b]	.04	.16	.10	.25	.13	.22
Net realized and unrealized gain (loss) on investments	3.45	4.47	(.83)	1.33	(.37)	1.95
Total from Investment Operations	3.49	4.63	(.73)	1.58	(.24)	2.17
Distributions:						
Dividends from investment income−net	−	(.11)	(.10)	(.16)	(.13)	(.11)
Dividends from net realized gain on investments	−	−	−	−	(1.59)	(1.01)
Total Distributions	−	(.11)	(.10)	(.16)	(1.72)	(1.12)
Redemption fee added to paid-in capital	−	−	.01	.00[c]	.00[c]	.01
Net asset value, end of period	20.26	16.77	12.25	13.07	11.65	13.61
Total Return (%)	20.81[d,e]	37.65[d]	(5.39)[d]	13.80	(.99)	16.54
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[e]	1.86	1.96	1.82	1.79	1.85
Ratio of net investment income to average net assets	.24[e]	.97	.90	2.18	1.02	1.48
Portfolio Turnover Rate	20.74[e]	47.45	48.52	62.10	78.00	105.84
Net Assets, end of period ($ x 1,000)	1,049,845	906,065	542,076	529,455	257,183	226,031

[a] *The fund changed to a five class fund on November 15, 2002. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.61	12.20	10.84
Investment Operations:			
Investment income (loss)–net[b]	(.03)	.02	.10
Net realized and unrealized gain (loss) on investments	3.40	4.46	1.36
Total from Investment Operations	3.37	4.48	1.46
Distributions:			
Dividends from investment income–net	–	(.07)	(.10)
Net asset value, end of period	19.98	16.61	12.20
Total Return (%)[c]	20.29[d]	36.70	13.56[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.37[d]	2.63	1.46[d]
Ratio of net investment income (loss) to average net assets	(.20)[d]	.11	1.06[d]
Portfolio Turnover Rate	20.74[d]	47.45	48.52
Net Assets, end of period ($ x 1,000)	3,916	3,246	536

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class C Shares	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.63	12.22	10.84
Investment Operations:			
Investment income (loss)–net[b]	(.02)	.02	.11
Net realized and unrealized gain (loss) on investments	3.41	4.46	1.37
Total from Investment Operations	3.39	4.48	1.48
Distributions:			
Dividends from investment income–net	–	(.07)	(.10)
Net asset value, end of period	20.02	16.63	12.22
Total Return (%)[c]	20.31[d]	36.72	13.75[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.33[d]	2.58	1.47[d]
Ratio of net investment income (loss) to average net assets	(.10)[d]	.11	1.11[d]
Portfolio Turnover Rate	20.74[d]	47.45	48.52
Net Assets, end of period ($ x 1,000)	8,478	8,947	1,726

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.80	12.27	10.84
Investment Operations:			
Investment income—net[b]	.00[c]	.21	.14
Net realized and unrealized gain (loss) on investments	3.54	4.47	1.40
Total from Investment Operations	3.54	4.68	1.54
Distributions:			
Dividends from investment income—net	–	(.15)	(.11)
Net asset value, end of period	20.34	16.80	12.27
Total Return (%)	21.00[d]	38.19	14.32[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.76[d]	1.52	.89[d]
Ratio of net investment income to average net assets	.02[d]	1.26	1.61[d]
Portfolio Turnover Rate	20.74[d]	47.45	48.52
Net Assets, end of period ($ x 1,000)	23,712	8,036	2,745

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.63	12.19	10.84
Investment Operations:			
Investment income−net[b]	.01	.07	.06
Net realized and unrealized gain (loss) on investments	3.41	4.47	1.39
Total from Investment Operations	3.42	4.54	1.45
Distributions:			
Dividends from investment income−net	−	(.10)	(.10)
Net asset value, end of period	20.05	16.63	12.19
Total Return (%)[c]	20.49[d]	37.33	13.47[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.18[d]	2.24	1.49[d]
Ratio of net investment income to average net assets	.04[d]	.45	.52[d]
Portfolio Turnover Rate	20.74[d]	47.45	48.52
Net Assets, end of period ($ x 1,000)	71	77	5

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the funds Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2004 was as follows: ordinary income $5,653,480. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended November 30, 2004 was approximately $160,300, with a related weighted average annualized interest rate of 1.53%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended November 30, 2004, the Distributor retained $9,980 from commissions earned on sales of the fund's Class A shares and $3,689 and $7,579 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2004, Class B, Class C and Class T shares were charged $12,705, $30,639 and $90, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services.

The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2004, Class A, Class B, Class C and Class T shares were charged $1,150,831, $4,235, $10,213 and $90, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $130,500 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,070,387, Rule 12b-1 distribution plan fees $7,358, shareholder services plan fees $209,380 and transfer agency per account fees $43,474.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended November 30, 2004, amounted to $192,018,037 and $241,509,405, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at November 30, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Mexican Peso, expiring 12/1/2004	3,728,152	332,425	331,686	(739)
South African Rand, expiring 12/1/2004	3,134,071	538,685	539,074	389
South African Rand, expiring 12/2/2004	8,184,936	1,421,242	1,407,846	(13,396)
Thai Bhat, expiring 12/2/2004	6,909,653	175,372	175,305	(67)
Sales:		**Proceeds ($)**		
British Pound, expiring 12/1/2004	133,872	252,617	255,843	(3,226)
Hong Kong Dollar, expiring 12/1/2004	459,723	59,132	59,130	2
Total				**(17,037)**

At November 30, 2004, accumulated net unrealized appreciation on investments was $284,069,240, consisting of $304,738,338 gross unrealized appreciation and $20,669,098 gross unrealized depreciation.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

**Dreyfus Premier
Emerging Markets Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0327SA1104